

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 19, 2017

Jerry Baack
President and Chief Executive Officer
Bridgewater Bancshares, Inc.
3800 American Boulevard West, Suite 100
Bloomington, MN 55431

Re: Bridgewater Bancshares, Inc.
Draft Registration Statement on Form S-1
Submitted December 1, 2017
CIK No. 0001341317

Dear Mr. Baack:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus

Dilution, page 53

1.   Noting the significant number of options outstanding and the average exercise price significantly below book value, revise the footnote on page 54 to indicate the additional dilution if all options were to be exercised, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Contractual Obligations, page 82

2.   Please revise the table to include all relevant contractual obligations, including obligations related to leased premises. Refer to Rule 303(a)(5)(ii)(C) of Regulation S-K for guidance.

Certain Relationships and Related Party Transactions, page 133

3.   Please disclose the approximate dollar value of Mr. Urness's interest in the fees paid to Winthrop & Weinstine, P.A. for legal services provided by the firm. Refer to Rule 404(a)(4) for guidance.

Part II—Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

4.   We note Sandler O'Neill & Partners, L.P. and D.A. Davidson and Co. served as placement agents for you in private offerings in 2017, 2016 and 2015. Please disclose the aggregate underwriting discounts and commissions you paid in relation to each of those offerings. Refer to Rule 701(c).

        You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Senior Counsel
                                        Office of Financial Services

cc: Joseph Ceithaml, Esq.